Exhibit 99.1

Tarena Announces Receipt of Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares

BEIJING, Jan 25, 2022 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that it received a written notification from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 20, 2022, indicating that the Company no longer meets the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global Select Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(C), because the Company’s MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15,000,000.

Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 calendar days, or until July 19, 2022. The Company can cure this deficiency if its MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days during the compliance period. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The Nasdaq Global Select Market. In the event the Company does not regain compliance prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market, subject to the Nasdaq Capital Market’s continued listing requirements.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn